UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )


                                AROS Corporation
                  --------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value, $.01 per share
              ----------------------------------------------------
                         (Title of Class of Securities)


                                   04268Q101
                            ------------------------
                                 (CUSIP Number)

                                December 31, 2001
                       ----------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[X]      Rule 13d-1(b)
[ ]      Rule 13d-(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                     Page 1 of 5 Pages

                                  SCHEDULE 13G
-------------------                                    --------------------
CUSIP No.04268Q101                                     Page 2 of 5 Pages
-------------------                                    --------------------
===========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON
   Allen & Company Incorporated
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                    (b)  [x]
---------------------------------------------------------------------------
3  SEC USE ONLY

---------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
---------------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------
5  SOLE VOTING POWER
         0
---------------------------------------------------------------------------
6  SHARED VOTING POWER
         890,107 (Includes 280,000 shares issuable upon exercise of warrants)
---------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
         0
---------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
         890,107 (Includes 280,000 shares issuable upon exercise of warrants)
---------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        890,107 (Includes 280,000 shares issuable upon exercise of warrants)
---------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                              [ ]
---------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  9.6%
---------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
            BD; CO

                                                      Page 3 of 5 Pages
                                  SCHEDULE 13G
Item 1.
                  (a)      Name of Issuer:

                           AROS Corporation

                  (b)      Address of Issuer's Principal Executive Office:

                           1160 Hayman Drive.
                           Crownsville, MD 21032

Item 2.           Name of Person Filing

                  (a)      Name of Person Filing:

                           Allen & Company Incorporated ("ACI")

                  (b)      Address of Principal Office:

                           711 Fifth Avenue
                           New York, New York 10022

                  (c) Citizenship/Organization:

                           ACI - New York

                  (d)      Title Class of Securities:

                           Common Stock, par value, $.01 per share

                  (e)      CUSIP Number:  04268Q101

     Item 3. If Statement is filed pursuant to Rules 13(d)-1(b) or 13d-2(b), check whether Person Filing is a

     (a) [X] ACI is a Broker-Dealer registered under Section 15 of the Act.

                                                               Page 4 of 5 Pages

Item 4.           Ownership.

     (a) Amount Beneficially Owned: 890,107 (Includes 280,000 shares issuable upon exercise of warrants)

                  (b)      Percent of Class:  9.6%

                  (c)      Number of Shares to Which Such Person Has:
                             (i)    Sole voting power - 890,107
                            (ii)    Shared voting power -  0
                           (iii)    Sole dispositive power -890,107
                            (iv)    Shared dispositive power - 0


         Allen Holding Inc.("AHI"), by virtue of its status as the sole stockholder of ACI, may be deemed to share with ACI the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which is ACI is direct beneficial owner.

     Mr. Herbert A. Allen, by virtue of his status as a majority stockholder and the President and Chief Executive Officer of AHI and the President and Chief Executive Officer of ACI, may be deemed to share with AHI and ACI the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock of which each of AHI and ACI is the direct beneficial owner. Mr. Herbert A. Allen disclaims beneficial ownership of the securities reported to be held by AHI and ACI, except to the extent of his pecuniary interest therein. The shares reported in this Schedule 13G exclude shares of the Issuer's Common Stock which may be owned by other officers, directors or employees of AHI or ACI.

Item 5.  Ownership of Five Percent or Less of a Class.
         Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of Members of the Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable.

Item 9.  Notice of Dissolution of Group.
          Not Applicable.

                                                              Page 5 of 5 Pages



Item 10.          Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Signature: After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2002


ALLEN & COMPANY INCORPORATED

         /s/ Rosemary Fanelli
By:------------------------------------
Name:  Rosemary Fanelli
Title: Chief Compliance Officer